Exhibit 99.1

A2Z Smart Technologies Corp.

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2024

(Unaudited)

(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

(Unaudited)

(Expressed in US Dollars)

2

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	As at March 31, 2024	As at December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$480	$2,267
Restricted cash	76	77
Inventories	246	250
Trade receivables, net	1,772	1,477
Other accounts receivable	582	660
Total current assets	3,156	4,731
Non-current assets
Intangible asset - patent, net	1,819	1,850
Investment in associate	75	77
Property, plant and equipment, net	1,728	1,861
Total non-current assets	3,622	3,788

Total Assets	$6,778	$8,519

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short term loan and current portion of long-term loans	$1,194	$1,166
Lease liability	168	190
Trade payables	1,696	1,742
Other accounts payable	3,256	2,534
Total current liabilities	6,314	5,632
Non-current liabilities
Lease liability	357	410
Long term loans	198	228
Provision	-	1,362
Warrant Liability (note 3)	673	3,075
Severance payment, net	120	121
Total non-current liabilities	1,348	5,196
Total liabilities	7,662	10,828
Shareholders’ deficit (note 4)
Share capital and additional paid in capital	57,998	55,485
Warrant Reserve	30,863	30,863
Accumulated other comprehensive loss	(2,022)	(1,330)
Transaction with non-controlling interests	927	927
Accumulated deficit	(83,289)	(83,456)
	4,477	2,489
Non-controlling interest	(5,361)	(4,798)
Total shareholders’ deficit	(884)	(2,309)
Total liabilities and shareholders’ deficit	$6,778	$8,519

May 15, 2024	“Yonathan De Yonge”	“Gadi Graus”
Date of approval of the financial statements	Yonathan De Yonge - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three Months Ended March 31,
	2024	2023

Revenues (note 6)	$1,697		$4,608
Cost of revenues	1,370		3,587
Gross profit	327		1,021

Expenses:
Research and development costs	1,235		1,023
Sales and marketing costs	311		123
General and administration expenses	2,503		3,905
Operating loss	(3,722)		(4,030)

Gain on revaluation of warrant liability (note 4)	3,354		405
Financial income	23		22
Financial expenses	(51)		(240)
Loss before taxes on income	(396)		(3,843)
Income tax expense	-		-
Net loss for the period	(396)		(3,843)

Less: Net loss attributable to non-controlling interests	(563)		(270)
Net profit (loss) attributable to controlling shareholders	167		(3,573)
	(396)		(3,843)
Other comprehensive loss
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(692)		(349)
Other comprehensive loss	(692)		(349)

Total comprehensive loss for the period	$(1,088)		$(4,192)

Net profit (loss) attributable to controlling shareholders	$167		$(3,573)
Basic and diluted profit (loss) per share	$0.004	$	*(0.12)
Weighted average number of shares outstanding	40,852,782		31,302,034

(*) The company restated its presentation of basic and diluted loss per share for the three months ended March 31, 2023 due to an immaterial error from (0.11) basic and diluted loss per share to (0.12) basic and diluted loss per share.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated	Transactions
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	with non-controlling interests	Accumulated deficit	Non-controlling interest	Total shareholders’ deficit
Balance - January 1, 2024	38,399,440	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

Net profit (loss) for the period	-	-	-	-	-	167	(563)	(396)
Remeasurement loss from defined benefit plans	-	-	-	-	-	-	-	-
Adjustments arising from translating financial statements of foreign operations	-	-	-	(692)	-	-	-	(692)
Net comprehensive profit (loss) for the period	-	-	-	(692)	-	167	(563)	(1,088)
Issuance of share in January 2024 private placement (note 4(b))	2,806,302	2,022	-	-	-	-	-	2,022
Share based compensation		491		-	-	-	-	491
Balance - March 31, 2024	41,205,742	$57,998	$30,863	$(2,022)	$927	$(83,289)	$(5,361)	$(884)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Loss	Accumulated deficit	Non-controlling interest	Total shareholders’ equity
Balance - January 1, 2023	30,945,322	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889
Net loss for the period	-	-	-	-	(3,573)	(270)	(3,843)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(349)	-	-	(349)
Net comprehensive loss for the period	-	-	-	(349)	(3,573)	(270)	(4,192)
Issuance of shares in private placement	1,783,561	2,233	-	-	-	-	2,233
Share based compensation	-	1,529	-	-	-	-	1,529
Balance - March 31, 2023	32,728,883	$47,214	$30,863	$(1,983)	$(70,968)	$(2,667)	$2,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	For the period of three months ended
	March 31
	2024	2023

Cash flows from operating activities
Net loss for the period	$(396)	$(3,843)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	195	302
Share based compensation	491	1,529
Gain on revaluation of warrant liability	(3,354)	(405)
Loss (gain) on revaluation of provision	-	137
Change in severance liability	(1)	(1)
Change in inventory	4	(53)
Change in trade receivables	(295)	(199)
Change in other account receivables	78	304
Accrued interest on loans and leases	7	(24)
Change in accounts payable	(46)	732
Change in deferred revenues	-	(1,373)
Change in other accounts payable	(584)	413
	(3,901)	(2,481)
Cash flows from investing activities
Restricted deposits	-	8
Purchase of property, plant and equipment	(31)	(14)
	(31)	(6)

Cash flows from financing activities
Proceeds from issuance of shares and warrants	2,189	2,696
Lease payments	(84)	(71)
Repayment of loans	(46)	(166)
Proceeds from receipt of loans	46	-
	2,105	2,459

Decrease in cash and cash equivalents	(1,827)	(28)
Effect of changes in foreign exchange rates	40	(316)
Cash and cash equivalents at beginning of period	2,267	2,616

Cash and cash equivalents at end of period	$480	$2,272

Interest paid during the period	$34	$25

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ”. The Company was listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following approval for a voluntary delisting, the Company no longer trades on the TSX.V but remains a reporting issuer in Canada and its common shares remain listed on Nasdaq.

The Company owns 76.78% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Company’s other activities include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

As of March 31, 2024, the Company had four key subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); (3) A2Z Advanced Solutions Ltd. (“A2Z AS”); and (4) Isramat Ltd., the “Subsidiaries”). On August 10, 2023, Cust2mate announced the launch of Cust2mate USA Inc. (Cust2mate USA”), a subsidiary of Cust2mate, incorporated on July 12, 2023, under the laws of Delaware.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of March 31, 2024, the Company had accumulated losses of $83,289 and a net loss in the amount of $396 for the three months ended March 31, 2024. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements for the three months ended March 31, 2024, do not include any adjustments that might result from the outcome of these uncertainties.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. While none of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. A few of our employees, none of whom are members of management, have been called to active military duty since October 7, 2023.

Some of these employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of May 15, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on May 15, 2024.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of March 31, 2024, and presented in US dollars, which is not the functional currency. The functional currency is the NIS. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2023.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of March 31, 2024, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2023.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the three and nine months ended March 31, 2024, there have been no such changes. The Company’s presentation currency is the U.S. dollar.

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2023:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets and goodwill

Intangible assets and goodwill are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s common shares, no par value per share (the “Common Shares”) and the expected life of the warrants.

e)	ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of March 31, 2024, and December 31, 2023, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

3.	New Accounting Standards

A number of amended standards became applicable for the current reporting period. The Company and its subsidiaries did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

2.Definition of Accounting Estimates – Amendments to IAS 8

3.Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – WARRANT LIABILITY

a)

January 2024 Warrants

On January 4, 2024, the Company issued an aggregate of 1,403,151 January 2024 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 4(b)). The warrants were issued with an exercise price denominated in US Dollars ($1.50) (approx. CAD2.05) rather than the functional currency of the Company – New Israeli Shekels (NIS). The January 2024 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 3.92%, expected life of 2.00 years and share price of CAD1.80.

Level 3 for the period ended on March 31, 2024:

Balance at January 1, 2024	$-
Issuance of January 2024 Registered Direct Offerings Warrants	1,027
Revaluation at March 31, 2024	(756)
Effect of changes in foreign exchange rates	(23)
Balance at March 31, 2024	$248

For the three-month period ended March 31, 2024, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $756 (compared to the three-month period ended March 31, 2023 - $nil).

b)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 647,891 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in US Dollars ($1.50) or Canadian Dollars (CAD2.05) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD1.62.

Level 3 for the period ended on March 31, 2024:

Balance at January 1, 2023	$-
Issuance of December 2023 Registered Direct Offerings Warrants	402
Revaluation at December 31, 2023	110
Effect of changes in foreign exchange rates	8
Balance at December 31, 2023	$520

Revaluation at March 31, 2024	(397)
Effect of changes in foreign exchange rates	$(13)

Balance at March 31, 2024	$110

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

For the three-month period ended March 31, 2024, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $397 (for the three-month period ended March 31, 2023 - $nil).

c)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 1,909,134 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in US Dollars ($2.20) or Canadian Dollars (CAD2.93) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD2.99.

Level 3 for the period ended on March 31, 2024:

Balance at January 1, 2023	$-
Issuance of June 2023 Registered Direct Offerings Warrants	2,333

Balance at June 30, 2023	$2,333
Revaluation at September 30, 2023	(671)
Effect of changes in foreign exchange rates	(33)

Balance at September 30, 2023	$1,629

Revaluation at December 31, 2023	(499)
Effect of changes in foreign exchange rates	27

Balance at December 31, 2023	$1,157

Revaluation at March 31, 2024	(972)
Effect of changes in foreign exchange rates	(28)

Balance at March 31, 2024	$157

For the three-month period ended March 31, 2024, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $972 (for the three-month period ended March 31, 2023 - $nil).

d)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 891,778 March 2023 Warrants as part of a private placement (see also note 4(a)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) or US Dollars ($1.75) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD1.74.

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

Level 3 for the period ended on March 31, 2024:

Balance at January 1, 2023	$-
Issuance of March 2023 Warrants	496

Balance at March 31, 2023	$496
Revaluation at June 30, 2023	1,004

Balance at June 30, 2023	$1,500
Revaluation at September 30, 2023	(688)
Effect of changes in foreign exchange rates	(21)

Balance at September 30, 2023	$791

Revaluation at December 31, 2023	(242)
Effect of changes in foreign exchange rates	13

Balance at December 31, 2023	$562

Revaluation at March 31, 2024	(470)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$79

For the three-month period ended March 31, 2024, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $470 (for the three-month period ended March 31, 2023 - $nil).

e)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 1,489,166 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD1.56.

Level 3 for the period ended on March 31, 2024:

Balance at January 1, 2023	$1,142
Revaluation at March 31, 2023	$(405)

Balance at March 31, 2023	$737
Warrant exercises (note 19(l))	$(66)
Revaluation at June 30, 2023	1,745
Balance at June 30, 2023	$2,416

Warrant exercises (note 19(l))	(39)
Revaluation at September 30, 2023	(1,175)
Effect of changes in foreign exchange rates	(25)
Balance at September 30, 2023	$1,177

Revaluation at December 31, 2023	(359)
Effect of changes in foreign exchange rates	18
Balance at December 31, 2023	$836

Revaluation at March 31, 2024	(736)
Effect of changes in foreign exchange rates	(21)
Balance at March 31, 2024	$79

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

For the three-month period ended March 31, 2024, the Company recorded a gain on the revaluation of the total warrant liability in the amount of $736 (for the three-month period ended March 31, 2023 - $405).

NOTE 4 - SHAREHOLDERS DEFICIT

a)	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95). Each Unit consists of one Common Share and one half of one Common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants were issued with an exercise price of CAD$2.35 (US$1.75), will result in the issuance of an additional 891,778 common shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290,000) and 142,685 March 2023 Private Placement Warrants were paid and issued in connection with the private placement.

b)	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 2,806,302 units (“January 2024 Units”) at a price per Unit of $1.15 (CAD$1.36). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,403,151 Warrants were issued with an exercise price of CAD$2.05 ($1.50) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,403,151 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 224,504 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the three months ended March 31, 2024, and for the year ended December 31, 2023, are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2023	7,056,972	$3.54
Warrants issued in the March 2023 Private Placement	1,034,463
Exercise of warrants	(92,000)
Warrants issued in the June 2023 Registered Direct Offering	2,214,596
Warrants issued in the December 2023 Registered Direct Offering	751,554
Balance, December 31, 2023	10,965,585	$2.63
Warrants issued in the January 2024 Registered Direct Offering	1,627,655
Balance, March 31, 2024	12,593,240	$2.46

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars, except per share data)

As at March 31, 2024, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

March 31, 2024	Expiry date	Exercise price		Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418 (1)	$1.94
1,366,631	December 24, 2025	ILS	7.1418 (1)	$1.94
221,100	April 18, 2026	ILS	29.025 (2)	$7.89
1,084,562	May 28, 2026	ILS	29.025 (2)	$7.89
1,634,366	November 8, 2024	CAD	2.04	$1.60
1,034,463	March 13, 2025	CAD	2.35	$1.75
2,214,596	June 12, 2025	CAD	2.93	$2.20
751,554	December 13, 2025	CAD	2.05	$1.50
1,627,655	January 4, 2026	CAD	2.05	$1.50
12,593,240

1.	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant.

2.	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant. On March 27, 2023, the expiry dates of a total of 221,100 share purchase warrants were extended by three years to April 26, 2026, and the expiry dates of a total of 1,084,562 share purchase warrants were extended by three years to May 6, 2026.

b) Stock Options

Stock option transactions for the three months ended March 31, 2024, and for the year ending December 31, 2023, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2023	1,883,343	$3.17	$2.45
Options granted (i)(ii)	1,735,250	1.82
Exercise of options	-	-
Expiry of options	(74,875)	1.25
Balance December 31, 2023	3,543,718	$2.53	$1.91
Options granted	-	-
Balance March 31, 2024	3,543,718	$2.53	$1.87

(i)

On January 4, 2023, 816,500 stock options were issued to directors and consultants with an exercise price of CAD$1.65. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.80; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(ii)	On February 8, 2023, 100,000 stock options were issued to a consultant with an exercise price of CAD$1.50. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.18; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

16

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at March 31, 2024, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of March 31, 2024	Exercisable as of March 31, 2024	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	543,333	August 20, 2025	CAD	1.50	$1.11
33,333	33,333	January 28, 2025	CAD	3.00	$2.21
50,000	33,333	June 3, 2026	CAD	8.40	$6.19
16,677	16,677	October 28, 2026	CAD	8.00	$5.89
900,000	450,000	August 2, 2032	CAD	3.56	$2.62
300,000	300,000	August 21, 2032	CAD	4.00	$2.95
804,125	804,125	January 4, 2033	CAD	1.65	$1.22
100,000	100,000	November 25, 2027	CAD	2.01	$1.48
401,250	-	April 18, 2033	CAD	1.60	$1.18
245,000	-	June 28, 2028	CAD	2.45	$1.81
150,000	50,000	September 20, 2033	CAD	2.20	$1.62
3,543,718	2,330,801

Share-based compensation expense is recognized over the vesting period of options. During the three months ended March 31, 2024, share-based compensation of $354 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2023 – $1,367).

c) RSU’s

On August 4, 2022, the Company granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no-par value in the Company (“Common Shares”).

On January 4, 2023, the Company granted 1,027,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 260,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 common shares of no-par value in the Company (“Common Shares”).

RSU’s transactions for the three months ended March 31, 2023, and for the year ending December 31, 2022, are as follows:

Number
Balance, January 1, 2023	720,000
RSU’s granted	1,308,250
Expiry of RSU’s	(91,667)
Exercise of RSU’s	(464,499)
Balance, December 31, 2023	1,472,084
RSU’s granted	-
Exercise of RSU’s	-
Balance, March 31, 2024	1,472,084

Total exercisable RSU’s as at March 31, 2024, are 1,048,334 (December 31, 2023 – 274,166). During the three months ended March 31, 2024, share-based compensation of $137 was recognized and charged to the Consolidated Statement of Comprehensive Loss (March 31, 2023 – $162).

17

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 - REVENUES:

Revenue streams:

	Three months ended
	March 31,
	2024	2023
Revenues from services
Revenues from services	$367	$532
Revenues from leasing	91	132
Precision metal parts
Revenues from sales of precision metal parts	1,183	817
Smart Carts
Revenues from smart carts project	56	3,127
	$1,697	$4,608

NOTE 7 – COMMITMENTS

The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.

NOTE 8 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Maintenance services to the military utilizing the application of advanced engineering capabilities as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Three Months Ended March 31, 2024
	Precision Metal Parts	Services	Smart Carts	Total
Revenues
External	$1,183	$458	$56	$1,697
Inter-segment	-	34	-	34
Total	1,183	492	56	1,731

Segment loss (gain)	21	371	3,330	3,722
Gain on revaluation of warrant liability				(3,354)
Financial expenses, net				28
Tax expenses				-
Loss				$396

18

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - OPERATING SEGMENTS (CONTINUED)

	Three Months Ended March 31, 2023
	Precision Metal Parts	Services	Smart Carts	Total
Revenues
External	$817	$664	$3,127	$4,608
Inter-segment	-	-	-	-
Total	817	664	3,127	4,608

Segment loss	271	(178)	3,937	4,030
Loss on sale of fixed asset				(405)
Financial expenses, net				218
Tax expenses				-
Loss				$3,843

	As at March 31, 2024
	Precision Metal Parts	Services	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,525	$1,047	$3,206	$-	$6,778

Segment liabilities	$1,983	$2,252	$3,427	$-	$7,662

	As at March 31, 2023
	Precision Metal Parts	Services	Smart Carts	Adjustment & Elimination	Total
Segment assets	$2,611	$1,121	$8,270	$-	$12,002

Segment liabilities	$2,692	$943	$5,908	$-	$9,543

19

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

NOTE 9 – SUBSEQUENT EVENTS

a)

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3,300 at a purchase price of $0.35 per share and issued an aggregate of 9,480,500 common shares in the registered direct offering.

In addition, on April 2, 2024 the Company entered into binding agreements with certain investors to issue 6,842,857 common shares in a private placement at a purchase price of $0.35 per share, for gross proceeds of approximately $2,400. The private placement is expected to close within 60 days of April 2, 2024, subject to satisfaction of closing conditions, including no material adverse effect with respect to the Company between the dates of signing and closing.

In connection with the registered direct offering, the Company has issued certain non-U.S. residents 734,440 common shares as finders fees. These common shares and the common shares issued in the private placement have been issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and Rule 506(b) promulgated thereunder, as applicable.

Additionally, the Company advises that certain directors and officers of the Company participated in the registered direct offering and the private placement in an amount of $525,000 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

b)	On April 18, 2024, Gadi Graus was appointed as Chief Executive Officer of the Company and Mr. Reeves Ambrecht was appointed to the Board of Directors.

c)

The Company received notices from the Nasdaq Stock Market LLC (“Nasdaq”) on April 24, 2024, notifying the Company that it is not in compliance with Nasdaq’s minimum bid price requirement and minimum market value of listed securities (“MVLS”) requirement.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 21, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by October 21, 2024, the Company may be eligible for an additional 180 calendar day grace period if it meets certain requirements.

Nasdaq Listing Rule 5550(b)(2) requires listed securities to maintain a minimum MVLS of $35 million, calculated as total shares outstanding multiplied by the closing bid price, and Listing Rule 5810(c)(3)(C) provides that a failure to meet this requirement exists if the deficiency continues for a period of 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days, or until October 21, 2024, to regain compliance with Nasdaq’s minimum MVLS rule. If at any time prior to the compliance period ending October 21, 2024, the Company’s MVLS closes at $35 million or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance prior to October 21, 2024, Nasdaq will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel.

Receipt of these notices does not impact the Company’s listing on Nasdaq at this time. The Company intends to monitor its bid price and MVLS between now and October 21, 2024 and intends to cure the deficiencies within the prescribed grace period. During this time, the Company expects that the common shares of the Company will continue to be listed and trade on Nasdaq. The Company’s management is looking into various options available to regain compliance and maintain its continued listing.

The Company’s business operations are not affected by the receipt of either notice letter.

20